                                                          Item 6 (a), Exhibit 11

                  Western Pennsylvania Adventure Capital Fund
             Schedule of Computation of Earnings Per Common Share
                                For the Periods

                              January 1, 2001   January 1, 2000
                                  through           through
                               March 31, 2001    March 31, 2000
                              ----------------  ----------------
                                (unaudited)       (unaudited)

Net income                         $  121,478        $    6,524
                                   ==========        ==========

Weighted Average Number of
Common Shares Outstanding           4,203,292         3,890,347
                                   ==========        ==========

Earnings per Common Share          $     0.03        $     0.00
                                   ==========        ==========